FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Capital

	Page	App1	Tables	Page

Capital overview .........................................	299		Capital ratios .............................................................	299

Capital management .................................		319
Approach and policy .....................................		319
Stress testing ..................................................		319
Risks to capital ..............................................		319
Risk-weighted asset targets .............................		319
Capital generation .........................................		320

Capital measurement and allocation ......		320
Regulatory capital ..........................................		320
Pillar 1 capital requirements ..........................		320
Pillar 2 capital requirements ..........................		322
Pillar 3 disclosure requirements ......................		322

Risk-weighted assets .................................	299		RWAs by risk type .......................................................	299
			Market risk RWAs ........................................................	300
			RWAs by global businesses .........................................	300
			RWAs by geographical regions ...................................	300
Credit risk RWAs ...........................................	300		RWA movement by geographical regions by key driver - credit risk - IRB only ..............................................	302
			RWA movement by global businesses by key driver - credit risk - IRB only ..............................................	303
Counterparty credit risk and market risk RWAs ...................................................................	303		RWA movement by key driver - counterparty credit risk - IRB only ..............................................	303
			RWA movement by key driver - market risk - internal model based ...........................................................	303
Operational risk RWAs ..................................	304

RWA movement by key driver - basis of preparation and supporting notes ........		322
Credit risk drivers - definitions ......................		322
Counterparty risk drivers - definitions ...........		324
Market risk drivers - definitions ....................		324

Movement in total regulatory capital in 2013 ..........................................................	304		Source and application of total regulatory capital .....	304

Capital structure ........................................	305		Composition of regulatory capital ..............................	305
			Regulatory impact of management actions ................	306
Regulatory and accounting consolidations ......	306		Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation .......................	307
Basel III implementation and CRD IV ............	309

Basis of preparation of the estimated effect of the CRD IV end point applied to the 31 December 2013 position ....................		324	Composition of regulatory capital on an estimated CRD IV basis and Year 1 transitional basis .............	310
			Reconciliation of current rules to CRD IV end point rules........................................................................	311
Key regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment ...................................................		325
Key changes to capital requirements introduced by CRD IV .................................................		327

Leverage ratio: basis of preparation ........		328
Leverage ratio ...............................................	312		Estimated leverage ratio .............................................	313

Future developments .................................	314
UK regulatory update .....................................	314
Systemically important banks ........................	314
Regulatory capital buffers ..............................	314
RWA integrity ...............................................	316
Structural banking reform ..............................	316

1. Appendix to Capital.

Our objective in the management of Group capital is to maintain appropriate levels of capital to support our business strategy and meet our regulatory requirements.

Capital highlights

•     Core tier 1 capital ratio 13.6%, up from 12.3% in 2012, as a result of capital generation and management actions.

•     Our end point CET1 ratio 10.9%, up
from 9.5% in 2012, as a result of similar drivers.

Capital overview

Capital ratios
(Unaudited)

	At 31 December
	2013	2012
	%	%

Core tier 1 ratio .......	13.6	12.3
Tier 1 ratio ..............	14.5	13.4
Total capital ratio ....	17.8	16.1

CRD IV
Common equity tier 1 ratio (end point)1 ..	10.9	9.5
Common equity tier 1 ratio (Year 1 transition) ............	10.8

For footnote, see page 318.

In November 2013, the Prudential Regulation Authority ('PRA') published its expectations in relation to capital ratios for major UK banks and building societies. These were that from 1 January 2014, capital resources should be held equivalent to at least 7% of risk-weighted assets using a CRD IV end point definition of common equity tier 1 ('CET1') but after taking into account any adjustments set by the PRA to reflect the Financial Policy Committee's ('FPC's) capital shortfall exercise recommendations. These include an assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent calculation of risk weights.

In addition to the above, the PRA has established a forward-looking Basel III end point CET1 target ratio post-FPC adjustments for the Group to be met by 2019. This effectively replaced the Capital Resources Floor that was set by the FSA towards the end of 2012.

In December 2013, the PRA issued its final rules on CRD IV in Policy Statement ('PS 7/13'). This transposes the various areas of national discretion within the final CRD IV legislation into UK law that is applicable from 1 January 2014. In its final rules, the PRA did not adopt most of the transitional provisions available in CRD IV, thereby opting for an acceleration of the CRD IV end point definition of CET1. Notwithstanding this, the CRD IV transitional provisions for unrealised gains have been applied, so that unrealised gains on investment property are derecognised until 1 January 2015. As a result, our transitional ratio is slightly lower than end point.

Despite the final PRA rules, there remains continued uncertainty around the amount of capital that banks will be required to hold. This relates to the quantification and interaction of capital buffers and Pillar 2, where further PRA consultations are due in 2014. Furthermore, there are a significant number of draft and unpublished European Banking Authority ('EBA') technical and implementation standards due in 2014 which could potentially affect our capital position and RWAs.

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements, and are well placed to meet those expected in the future.

In 2013 we managed our capital position to meet an internal target ratio of 9.5 - 10.5% on a CET1 end-point basis, changing to greater than 10% from 1 January 2014. We continue to keep this under review.

A summary of our policies and practices regarding capital management, measurement and allocation is provided in the Appendix to Capital on page 319.

Risk-weighted assets

RWAs by risk type
(Unaudited)

	At 31 December
	2013	2012
	US$m	US$m

Credit risk ......................	864,300	898,416
Standardised approach ...	329,464	374,469
IRB foundation approach ...................................	13,612	10,265
IRB advanced approach .	521,224	513,682

Counterparty credit risk .	45,731	48,319
Standardised approach2 ..	3,583	2,645
IRB approach ................	42,148	45,674

Market risk ....................	63,416	54,944
Operational risk .............	119,206	122,264

Total .............................	1,092,653	1,123,943

Of which:
Run-off portfolios ......	104,869	145,689
Legacy credit in GB&M ...............	26,348	38,587
US CML and Other	78,521	107,102
Card and Retail Services3 .................	1,143	6,858

For footnotes, see page 318.

Market risk RWAs
(Unaudited)

	At 31 December
	2013	2012
	US$m	US$m

VaR ................................	4,870	7,616
Stressed VaR ...................	9,402	11,048
Incremental risk charge ..	23,088	11,062
Comprehensive risk measure ......................	2,626	3,387
Other VaR and stressed VaR ............................	12,231	11,355

Internal model based........	52,217	44,468

PRA standard rules .........	11,199	10,476

	63,416	54,944

RWAs by global businesses
(Unaudited)

	At 31 December
	2013	2012
	US$bn	US$bn
Retail Banking and Wealth Management ....................	233.5	276.6
Commercial Banking ............	391.7	397.0
Global Banking and Markets ............................	422.3	403.1
Global Private Banking ........	21.7	21.7
Other ...................................	23.5	25.5

Total ...................................	1,092.7	1,123.9

RWAs by geographical regions4
(Unaudited)

	At 31 December
	2013	2012
	US$bn	US$bn

Total .........................	1,092.7	1,123.9

Europe .......................	300.1	314.7
Hong Kong ................	138.3	111.9
Rest of Asia-Pacific ...	292.4	302.2
MENA .......................	62.5	62.2
North America ...........	223.8	253.0
Latin America ............	89.5	97.9

For footnote, see page 318.

Credit risk RWAs
(Unaudited)

Credit risk RWAs are calculated using three approaches as permitted by the PRA. For consolidated Group reporting we have adopted the advanced IRB approach for the majority of our business, with a small proportion on the foundation IRB approach and the remaining portfolios being on the standardised approach.

Standardised approach RWAs

For portfolios treated under the standardised approach, credit risk RWAs reduced by US$45bn of which US$2.7bn was due to foreign exchange movements. The reduction was primarily due to the reclassification of Industrial Bank from an associate to a financial investment. As a result, the holding was removed from the regulatory consolidation of RWAs and the investment was deducted from capital, resulting in a year-on-year reduction in RWAs of US$39.2bn. This was partly offset by loan growth in Bank of Communications, increasing RWAs by US$14.5bn.

The disposal of operations in Latin America, reduced RWAs by US$6.2bn, although this was partly offset by RWA growth of US$3.7bn in Brazil, mainly driven by corporate term lending and trade finance growth in GB&M and CMB.

RWAs reduced by US$1.2bn in the Middle East and North Africa, mainly driven by reductions in CMB in the UAE and Oman of US$2.2bn, although this was partly offset by growth in our associate, The Saudi British Bank, of US$1.1bn.

During the year there were changes in approach for several portfolios:

•    In Europe, income producing real estate portfolios in CMB, GPB and GB&M were moved from the standardised approach to the IRB slotting approach, reducing RWAs on the standardised approach by US$15.1bn and increasing RWAs on the IRB approach by US$13.4bn. In addition, as a result of a business restructuring, a GB&M corporate portfolio was moved to the IRB approach, reducing RWAs on the standardised approach by US$3.8bn and increasing RWAs on the IRB approach by US$2.4bn.

•    In North America, commercial real estate portfolios in CMB and GB&M were moved from IRB to the standardised approach, increasing RWAs on the standardised approach by US$6.7bn and reducing RWAs on the IRB approach by US$3.1bn.

•    In Hong Kong and Rest of Asia-Pacific, corporate exposures in CMB and GB&M were identified which did not meet full modelling requirements and these were moved temporarily to the standardised approach, increasing RWAs on the standardised approach by US$7.0bn and reducing RWAs on the IRB approach by US$6.3bn.

IRB approach RWAs

Credit risk RWA movements by key driver for portfolios treated under the IRB approach are set out in the tables on pages 302 and 303. For the basis of preparation, see the Appendix to Capital on page 319.

Foreign exchange movements reduced RWAs under the IRB approach by US$4.6bn; the discussion of the remaining drivers excludes the effects of foreign currency translation.

Acquisitions and disposals

Disposals reduced Group IRB RWAs by US$11.8bn. In line with our objectives to accelerate the run-off of the US CML portfolio there were sales of non-real estate and personal homeowner loans with an RWA reduction of US$8.2bn in North America RBWM. Additional sales of defaulted mortgage exposures for the US CML portfolio, which do not generate RWAs, also had a beneficial impact on the capital position through lower deductions for regulatory expected losses in North America.

The sale of the HFC Bank UK secured loan portfolio in Europe RBWM reduced RWAs by US$1.4bn. In Latin America GB&M, the disposal of our businesses in Panama, Peru and Paraguay, reduced RWAs by US$1.7bn.

Book size

Movements in the size of the book increased Group IRB RWAs by US$14.3bn. Growth in Hong Kong and Rest of Asia-Pacific for CMB and GB&M, mainly driven by corporate term and trade-related lending and trade finance business, resulted in an RWA increase of US$14.5bn, with a further increase of US$1.8bn relating to higher institutional exposures.  In Hong Kong RBWM, credit card and unsecured lending portfolio growth resulted in an increase in RWAs of US$1.2bn.

Corporate exposure growth in Europe CMB and GB&M increased RWAs by US$2.1bn, while reductions for securitisation exposures resulted in a reduction in RWAs of US$1.4bn in Europe, reflecting sales and the amortisation of assets, mainly in the GB&M legacy credit portfolio. North America RBWM balance reductions reduced RWAs by US$14bn, primarily from the continued run-off of the US CML retail mortgage portfolio. In North America CMB, corporate lending growth resulted in an increase in RWAs of US$3.2bn.

Sovereign exposure growth increased RWAs by US$4.3bn, mainly in Rest of Asia-Pacific, Middle East and North Africa and Hong Kong.

Book quality

Movements in the quality of the book reduced Group IRB RWAs by US$6.0bn. In the US CML retail mortgage portfolio, accounts moving into default reduced RWAs by US$4.2bn in RBWM. This was accompanied by a rise in regulatory expected losses, leading to higher deductions from capital.

Book quality movements in Europe GB&M were mainly the result of credit quality changes for securitisation exposures, reducing RWAs by US$4.5bn and partly reflecting the effect of exposures moving from RWAs to capital deductions. There was a reduction in RWAs of US$3.2bn from favourable shifts in corporate and institutional portfolio quality in Europe GB&M. There were further movements in book quality in Europe, including a US$5.3bn RWA management overlay applied for corporate exposures in CMB and GB&M in response to increased loss rates and in advance of model recalibration. In Europe RBWM, RWAs reduced by US$1.7bn on retail mortgage and credit card portfolios, mainly reflecting favourable changes in customer risk and the risk distribution in these portfolios.

In Hong Kong, changes in book quality for GB&M and CMB corporate customers increased RWAs by US$4.7bn, mainly due to adverse movements in customer credit standing, partly offset by favourable shifts in loss given default metrics and the risk distribution of the portfolio. In Hong Kong RBWM, improvements in the quality of the credit card and unsecured lending portfolio reduced RWAs by US$0.5bn.

RWA movements from adverse internal rating changes for sovereign exposures in Middle East and North Africa and Hong Kong were broadly offset by favourable changes in North America.

Model updates

Model updates increased Group IRB RWAs by US$11.5bn. In Europe, income producing real estate portfolios in CMB, GPB and GB&M were moved on to the IRB slotting approach, reducing RWAs on the standardised approach by US$15.1bn and increasing them on the IRB approach by US$13.4bn. This was accompanied by a rise in regulatory expected losses, leading to higher deductions from capital. Further updates included the implementation of a new corporate exposure model, reducing RWAs in Europe GB&M by US$2.3bn, with lower credit conversion factors that are more reflective of historical experience.

Methodology and policy

Methodology and policy updates increased Group IRB RWAs by US$7.5bn. In Hong Kong and Rest of Asia-Pacific, corporate exposures in CMB and GB&M were identified which did not meet full modelling requirements, and these were moved temporarily to the standardised approach, increasing standardised RWAs by US$7.0bn and reducing RWAs on the IRB approach by US$6.3bn.  In Europe CMB, business restructuring enabled the application of a retail approach to the management of a portfolio of SME customers, reducing RWAs by US$0.8bn.

Sovereign exposures were a key driver of external methodology and policy RWA movements in GB&M across a number of regions. On implementation of the PRA-determined 45% loss given default floor, RWAs increased by US$19bn, mainly in North America, Hong Kong and Rest of Asia-Pacific.

In North America, commercial real estate portfolios in CMB and GB&M were moved on to the standardised approach as required by the PRA, increasing standardised RWAs by US$6.7bn and reducing RWAs on the IRB approach by US$3.1bn, as reflected in external methodology updates.

RWA movement by geographical regions by key driver - credit risk - IRB only5
(Unaudited)

	Europe	Hong Kong	Rest of Asia-Pacific	MENA	North America	Latin America	Total
	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn	US$bn

RWAs at 1 January 2013 ........	150.7	70.2	92.1	12.6	187.1	11.2	523.9

Foreign exchange movement ..	3.3	-	(4.5)	(0.5)	(1.9)	(1.0)	(4.6)
Acquisitions and disposals .......	(1.5)	-	-	-	(8.6)	(1.7)	(11.8)
Book size ................................	2.1	11.0	10.2	1.4	(10.6)	0.2	14.3
Book quality ...........................	(1.5)	5.6	(0.3)	1.3	(10.8)	(0.3)	(6.0)
Model updates .........................	11.6	-	-	0.1	(0.2)	-	11.5
Portfolios moving onto IRB approach ..................	13.4	-	-	-	-	-	13.4
New/updated models ............	(1.8)	-	-	0.1	(0.2)	-	(1.9)

Methodology and policy .........	2.2	(1.0)	(0.4)	0.1	6.5	0.1	7.5
Internal updates ..................	(0.2)	(5.0)	(2.8)	0.1	(0.6)	0.1	(8.4)
External updates .................	2.4	4.0	2.4	-	7.1	-	15.9

Total RWA movement ...........	16.2	15.6	5.0	2.4	(25.6)	(2.7)	10.9

RWAs at 31 December 2013 ..	166.9	85.8	97.1	15.0	161.5	8.5	534.8

RWAs at 1 January 2012 ........	156.5	68.0	82.3	12.9	254.5	12.0	586.2

Foreign exchange movement ..	4.7	0.1	0.8	(0.2)	0.7	0.1	6.2
Acquisitions and disposals .......	-	-	(0.1)	(0.7)	(40.3)	(0.9)	(42.0)
Book size ................................	(1.8)	3.6	5.4	1.0	(7.6)	(0.6)	-
Book quality ...........................	(6.6)	1.5	(1.1)	(0.3)	(17.9)	0.1	(24.3)
Model updates .........................	0.4	-	-	0.1	-	-	0.5
Portfolios moving onto IRB approach ..................	1.4	-	-	0.1	-	-	1.5
New/updated models ............	(1.0)	-	-	-	-	-	(1.0)

Methodology and policy .........	(2.5)	(3.0)	4.8	(0.2)	(2.3)	0.5	(2.7)
Internal updates ..................	(1.3)	(3.0)	4.8	(0.2)	(2.3)	0.5	(1.5)
External updates .................	(1.2)	-	-	-	-	-	(1.2)

Total RWA movement ...........	(5.8)	2.2	9.8	(0.3)	(67.4)	(0.8)	(62.3)

RWAs at 31 December 2012 ..	150.7	70.2	92.1	12.6	187.1	11.2	523.9

For footnote, see page 318.

RWA movement by global businesses by key driver - credit risk - IRB only5
(Unaudited)

	Retail Banking and Wealth Management US$bn	Commercial Banking US$bn	Global Banking and Markets US$bn	Global Private banking US$bn	Other US$bn	Total US$bn

RWAs at 1 January 2013...............	163.1	169.0	177.7	9.6	4.5	523.9
Foreign exchange movement.........	(0.4)	(1.5)	(2.7)	0.1	(0.1)	(4.6)
Acquisitions and disposals .............	(10.1)	(0.1)	(1.6)	-	-	(11.8)
Book size .....................................	(12.7)	14.5	13.5	(0.7)	(0.3)	14.3
Book quality .................................	(6.4)	3.5	(3.4)	0.3	-	(6.0)
Model updates ..............................	(0.2)	10.1	(1.0)	2.6	-	11.5
Portfolios moving onto IRB approach .......................	-	10.0	0.8	2.6	-	13.4
New/updated models ..................	(0.2)	0.1	(1.8)	-	-	(1.9)

Methodology and policy ...............	(2.3)	(6.0)	16.0	(1.3)	1.1	7.5
Internal updates ........................	(2.3)	(3.4)	(0.6)	(2.1)	-	(8.4)
External updates .......................	-	(2.6)	16.6	0.8	1.1	15.9

Total RWA movement ................	(32.1)	20.5	20.8	1.0	0.7	10.9

RWAs at 31 December 2013 ........	131.0	189.5	198.5	10.6	5.2	534.8

For footnote, see page 318.

Counterparty credit risk and market risk RWAs
(Unaudited)

Portfolio movements for the modelled approaches to market risk and counterparty credit risk ('CCR') RWAs are outlined in the tables below.

RWA movement by key driver - counterparty credit
risk - IRB only
(Unaudited)

	2013	2012
	US$bn	US$bn

RWAs at 1 January ................	45.7	50.6

Book size ...............................	(0.9)	(0.8)
Book quality ..........................	(2.7)	0.1
Model updates ........................	-	(0.2)
Methodology and policy.........	0.1	(4.0)
Internal updates ..................	0.1	(4.0)
External updates .................	-	-

Total RWA movement ..........	(3.5)	(4.9)

RWAs at 31 December ...........	42.2	45.7

CCR RWAs calculated on the IRB approach reduced by US$3.5bn in 2013. Book quality movements drove a reduction in RWAs of US$2.7bn due to an improvement in the credit standing of counterparties. Book size decreased by US$0.9bn, due to lower exposures across most regions as trades matured and volumes reduced.

CCR RWAs on the standardised approach increased by US$0.9bn, mainly due to higher balance sheet exposures on foreign exchange derivatives with corporate counterparties in Brazil.

RWA movement by key driver - market risk -
internal model based
(Unaudited)

	2013	2012
	US$bn	US$bn

RWAs at 1 January ................	44.5	54.7

Foreign exchange movement and other ............................	-	(0.4)
Movement in risk levels .........	(14.5)	(7.4)
Model updates ........................	17.6	-
Methodology and policy.........	4.6	(2.4)
Internal updates ..................	4.6	(2.4)
External updates .................	-	-

Total RWA movement ..........	7.7	(10.2)

RWAs at 31 December ..........	52.2	44.5

Market risk RWA increases of US$7.7bn, for internally modelled exposures, were mainly due to model updates in relation to the incremental risk charge ('IRC') which increased RWAs by US$17.3bn. In 2013, the IRC model was updated to account more explicitly for stressed conditions. Key input parameters were calibrated to a stressed period and further granularity in parameters were introduced to better represent the risk profile. This led to a one-off increase in the IRC requirement which is reflected in the current year. As part of the model oversight, the IRC model will be periodically recalibrated to accurately capture the risk profile in a stressed environment. Further RWA increases of US$4.6bn were due to changes in the stressed VaR period and internal methodology updates relating to a change in the basis of consolidation for modelled market risk charges as a result of clarification of the regulatory rules.

The movement in risk levels, reducing RWAs by US$14.5bn, was due to reductions in positions sensitive to the IRC and changes in the shape of the trading portfolio due to defensive positions taken by the Equity and Foreign Exchange businesses in GB&M, leading to a lower stressed VaR and VaR.

Operational risk RWAs
(Unaudited)

The reduction in Group-level operational risk RWAs of US$3.1bn was driven by the decrease in North America of US$6.4bn, mainly due to the acceleration of the amortisation of the operational risk RWAs for the US CRS portfolio disposed of in May 2012. This was partly offset by RWA growth in Hong Kong of US$1.5bn and Rest of Asia-Pacific of US$1.2bn due to a higher three-year average operating income from increased loans and advances.

Movement in total regulatory capital in 2013
(Audited)

Source and application of total regulatory capital

	At 31 December
	2013 US$m	2012 US$m
Movement in total regulatory capital
(Audited)
Opening core tier 1 capital ......................................................................................................	138,789	122,496
Contribution to core tier 1 capital from profit for the year .................................................	17,124	17,827
Consolidated profits attributable to shareholders of the parent company .........................	16,204	14,027
Removal of own credit spread net of tax .........................................................................	920	3,800

Net dividends .......................................................................................................................	(6,987)	(5,613)
Dividends ........................................................................................................................	(9,510)	(8,042)
Add back: shares issued in lieu of dividends .......................................................................	2,523	2,429

Decrease in goodwill and intangible assets deducted ..............................................................	535	1,686
Ordinary shares issued ..........................................................................................................	297	594
Foreign currency translation differences ..............................................................................	(1,294)	989
Other, including regulatory adjustments ...............................................................................	587	810

Closing core tier 1 capital ..................................................................................................	149,051	138,789

Opening other tier 1 capital ....................................................................................................	12,259	17,094
Hybrid capital securities redeemed .......................................................................................	(1,239)	(776)
Unconsolidated investments.................................................................................................	(2,004)	(4,120)
Other, including regulatory adjustments ...............................................................................	88	61

Closing tier 1 capital ..........................................................................................................	158,155	151,048

Opening tier 2 capital .............................................................................................................	29,758	30,744
Unconsolidated investments ................................................................................................	6,447	264
Issued tier 2 capital securities net of redemptions ................................................................	1,609	(1,483)
Other, including regulatory adjustments ...............................................................................	(1,960)	233

Closing total regulatory capital ........................................................................................	194,009	180,806

We complied with the PRA's capital adequacy requirements throughout 2012 and 2013. Internal capital generation contributed US$10.1bn to core tier 1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread and net of dividends. The table below sets out the composition of our capital under the regulatory requirements in application at 31 December 2013.

Capital structure

Composition of regulatory capital
(Audited)

		At 31 December
		2013	2012
	Ref	US$m	US$m
Tier 1 capital
Shareholders' equity ......................................................................................................		173,449	167,360
Shareholders' equity per balance sheet6 .....................................................................	a	181,871	175,242
Preference share premium .........................................................................................	b	(1,405)	(1,405)
Other equity instruments ...........................................................................................	c	(5,851)	(5,851)
Deconsolidation of special purpose entities7 ..............................................................	a	(1,166)	(626)

Non-controlling interests ..............................................................................................		4,955	4,348
Non-controlling interests per balance sheet ...............................................................	d	8,588	7,887
Preference share non-controlling interests ................................................................	e	(2,388)	(2,428)
Non-controlling interests transferred to tier 2 capital ...............................................	f	(488)	(501)
Non-controlling interests in deconsolidated subsidiaries .............................................	d	(757)	(610)

Regulatory adjustments to the accounting basis .............................................................		480	(2,437)
Unrealised losses on available-for-sale debt securities8 ...............................................		2,595	1,223
Own credit spread ......................................................................................................		1,037	112
Defined benefit pension fund adjustment9 ..................................................................	g	(518)	(469)
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities ......................................................................................		(2,755)	(3,290)
Cash flow hedging reserve .........................................................................................		121	(13)

Deductions ....................................................................................................................		(29,833)	(30,482)
Goodwill and intangible assets ....................................................................................	h	(25,198)	(25,733)
50% of securitisation positions .................................................................................		(1,684)	(1,776)
50% of tax credit adjustment for expected losses ......................................................		151	111
50% of excess of expected losses over impairment allowances ..................................	i	(3,102)	(3,084)

Core tier 1 capital .....................................................................................................		149,051	138,789

Other tier 1 capital before deductions ...........................................................................		16,110	17,301
Preference share premium .........................................................................................	b	1,405	1,405
Preference share non-controlling interests ................................................................	e	2,388	2,428
Hybrid capital securities ............................................................................................	j	12,317	13,468

Deductions ....................................................................................................................		(7,006)	(5,042)
Unconsolidated investments10 ...................................................................................		(7,157)	(5,153)
50% of tax credit adjustment for expected losses ......................................................		151	111

Tier 1 capital ..............................................................................................................		158,155	151,048

Tier 2 capital
Total qualifying tier 2 capital before deductions ............................................................		47,812	48,231
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities ......................................................................................		2,755	3,290
Collective impairment allowances .............................................................................	k	2,616	2,717
Perpetual subordinated debt .......................................................................................	l	2,777	2,778
Term subordinated debt .............................................................................................	m	39,364	39,146
Non-controlling interests in tier 2 capital .................................................................	f	300	300

Total deductions other than from tier 1 capital		(11,958)	(18,473)
Unconsolidated investments10 ...................................................................................		(7,157)	(13,604)
50% of securitisation positions .................................................................................		(1,684)	(1,776)
50% of excess of expected losses over impairment allowances ..................................	i	(3,102)	(3,084)
Other deductions .......................................................................................................		(15)	(9)

Total regulatory capital ............................................................................................		194,009	180,806

For footnotes, see page 318.

The references (a) - (m) identify balance sheet components on page 307 which are used in the calculation of regulatory capital.

Regulatory impact of management actions
(Unaudited)

	At 31 December
	Risk- weighted assets	Core tier 1 capital	Tier 1 capital	Total regulatory capital
2012
Reported capital ratios before management actions ..............................		12.3%	13.4%	16.1%

Reported totals (US$m) .........................	1,123,943	138,789	151,048	180,806
Management actions completed in 2013 (US$m) ..................................................
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment ......	(38,073)	981	(423)	(1,827)
Completion of the second tranche of the sale of Ping An .........................	-	553	4,637	7,984

Estimated total after management actions completed in 2013 (US$m)	1,085,870	140,323	155,262	186,963

Estimated capital ratios after management actions completed in 2013		12.9%	14.3%	17.2%

Regulatory and accounting consolidations
(Unaudited)

The basis of consolidation for the purpose of financial accounting under IFRSs, described in Note 1 on the Financial Statements, differs from that used for regulatory purposes as described in 'Structure of the regulatory group' on page 12 of the Pillar 3 Disclosures 2013 report. The table below provides a reconciliation of the balance sheet from the financial accounting to the regulatory scope of consolidation.

It is the regulatory balance sheet, and not the financial accounting balance sheet, which forms the basis for the calculation of regulatory capital requirements.
Interests in associates are equity accounted in the financial accounting consolidation, whereas their exposures are proportionally consolidated for regulatory purposes. Subsidiaries and associates engaged in insurance and non-financial activities are excluded from the regulatory consolidation and deducted from regulatory capital. The regulatory consolidation does not include Special Purpose Entities ('SPEs') where significant risk has been transferred to third parties. Exposures to these SPEs are risk-weighted as securitisation positions for regulatory purposes.

Entities in respect of which the basis of consolidation for financial accounting purposes differs from that used for regulatory purposes can be found in table 3 of the Pillar 3 Disclosures 2013 report.

Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation
(Unaudited)

		At 31 December 2013
		Accounting balance sheet	Decon- solidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m
Assets
Trading assets ....................................................		303,192	32	1,686	304,910
Loans and advances to customers .......................		1,080,304	(13,182)	110,168	1,177,290
of which:
- impairment allowances on IRB portfolios ..	i	(9,476)	-	-	(9,476)
- impairment allowances on standardised portfolios ...................................................	k	(5,667)	-	(2,465)	(8,132)

Financial investments ........................................		425,925	(52,680)	31,430	404,675
Capital invested in insurance and other entities ..		-	9,135	-	9,135
Interests in associates and joint ventures ............		16,640	-	(15,982)	658
of which:
- positive goodwill on acquisition ..................	h	608	-	(593)	15

Goodwill and intangible assets ............................	h	29,918	(5,369)	631	25,180
Other assets .......................................................		815,339	(37,634)	57,477	835,182
of which:
- goodwill and intangible assets of disposal groups held for sale ...............................................	h	3	-	-	3
- retirement benefit assets ............................	g	2,140	-	-	2,140
-. impairment allowances on assets held for sale ............................................................		(111)	-	-	(111)
of which:
- IRB portfolios .........................................	i	-	-	-	-
- standardised portfolios ............................	k	(111)	-	-	(111)

Total assets .......................................................		2,671,318	(99,698)	185,410	2,757,030

Liabilities and equity
Deposits by banks ..............................................		129,212	(193)	33,296	162,315
Customer accounts .............................................		1,482,812	(711)	142,924	1,625,025
Trading liabilities ...............................................		207,025	(129)	161	207,057
Financial liabilities designated at fair value .........		89,084	(13,471)	-	75,613
of which:
- term subordinated debt included in tier 2 capital....................................................... ..	m	18,230	-	-	18,230
- hybrid capital securities included in tier 1 capital....................................................... ..	j	3,685	-	-	3,685

Debt securities in issue .......................................		104,080	(9,692)	1,021	95,409
Retirement benefit liabilities ..............................	g	2,931	(11)	56	2,976
Subordinated liabilities ........................................		28,976	2	2,961	31,939
of which:
- hybrid capital securities included in tier 1 capital. .......................................................	j	2,873	-	-	2,873
- perpetual subordinated debt included in tier 2 capital ........................................................	l	2,777	-	-	2,777
- term subordinated debt included in tier 2 capital .................................................... …	m	23,326	-	-	23,326

Other liabilities ..................................................		436,739	(73,570)	4,991	368,160
of which:
-. contingent liabilities and contractual commitments .............................................		177	-	-	177
of which:
- credit-related provisions on IRB portfolios ...............................................	i	155	-	-	155
- credit-related provisions on standardised portfolios ...............................................	k	22	-	-	22

Total shareholders' equity .................................	a	181,871	(1,166)	-	180,705
of which:
- other equity instruments included in tier 1 capital ........................................................	c, j	5,851	-	-	5,851
- preference share premium included in tier 1 capital ........................................................	b	1,405	-	-	1,405

Non-controlling interests ...................................	d	8,588	(757)	-	7,831
of which:
- non-cumulative preference shares issued by subsidiaries included in tier 1 capital ...........	e	2,388	-	-	2,388
- non-controlling interests included in tier 2 capital, cumulative preferred stock .............	f	300	-	-	300
- non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital ..............................................	f,m	188	-	-	188

Total liabilities and equity ..................................		2,671,318	(99,698)	185,410	2,757,030

Reconciliation of balance sheets - financial accounting to regulatory scope of consolidation (continued)
(Unaudited)

		At 31 December 2012
		Accounting balance sheet	Decon- solidation of insurance/ other entities	Consolidation of banking associates	Regulatory balance sheet
	Ref	US$m	US$m	US$m	US$m
Assets
Trading assets ....................................................		408,811	(144)	1,477	410,144
Loans and advances to customers .......................		997,623	(11,957)	119,698	1,105,364
of which:
- impairment allowances on IRB portfolios ..	i	(10,255)	-	-	(10,255)
- impairment allowances on standardised portfolios ...................................................	k	(5,857)	-	(2,726)	(8,583)

Financial investments ........................................		421,101	(50,256)	33,110	403,955
Capital invested in insurance and other entities ..		-	8,384	-	8,384
Interests in associates and joint ventures ............		17,834	-	(17,127)	707
of which:
- positive goodwill on acquisition ..................	h	670	-	(640)	30

Goodwill and intangible assets ............................	h	29,853	(4,983)	687	25,557
Other assets .......................................................		817,316	(34,672)	82,469	865,113
of which:
- goodwill and intangible assets of disposal groups held for sale ...............................................	h	146	(117)	-	29
- retirement benefit assets ............................	g	2,846	-	-	2,846
-. impairment allowances on assets held for sale ............................................................		(703)	-	-	(703)
of which:
- IRB portfolios .........................................	i	(691)	-	-	(691)
- standardised portfolios ............................	k	(12)	-	-	(12)

Total assets .......................................................		2,692,538	(93,628)	220,314	2,819,224

Liabilities and equity
Deposits by banks ..............................................		107,429	(202)	51,296	158,523
Customer accounts .............................................		1,340,014	(652)	158,631	1,497,993
Trading liabilities ...............................................		304,563	(131)	119	304,551
Financial liabilities designated at fair value .........		87,720	(12,437)	-	75,283
of which:
- term subordinated debt included in tier 2 capital....................................................... ..	m	16,863	-	-	16,863
- hybrid capital securities included in tier 1 capital....................................................... ..	j	4,696	-	-	4,696

Debt securities in issue .......................................		119,461	(11,390)	1,888	109,959
Retirement benefit liabilities ..............................	g	3,905	(21)	52	3,936
Subordinated liabilities ........................................		29,479	3	2,953	32,435
of which:
- hybrid capital securities included in tier 1 capital. .......................................................	j	2,828	-	-	2,828
- perpetual subordinated debt included in tier 2 capital ........................................................	l	2,778	-	-	2,778
- term subordinated debt included in tier 2 capital .................................................... …	m	23,873	-	-	23,873

Other liabilities ..................................................		516,838	(67,562)	5,375	454,651
of which:
-. contingent liabilities and contractual commitments .............................................		301	-	-	301
of which:
- credit-related provisions on IRB portfolios ...............................................	i	267	-	-	267
- credit-related provisions on standardised portfolios ...............................................	k	34	-	-	34

Total shareholders' equity .................................	a	175,242	(626)	-	174,616
of which:
- other equity instruments included in tier 1 capital ........................................................	c, j	5,851	-	-	5,851
- preference share premium included in tier 1 capital ........................................................	b	1,405	-	-	1,405

Non-controlling interests ...................................	d	7,887	(610)	-	7,277
of which:
- non-cumulative preference shares issued by subsidiaries included in tier 1 capital ...........	e	2,428	-	-	2,428
- non-controlling interests included in tier 2 capital, cumulative preferred stock .............	f	300	-	-	300
- non-controlling interests attributable to holders of ordinary shares in subsidiaries included in tier 2 capital ..............................................	f,m	201	-	-	201

Total liabilities and equity ..................................		2,692,538	(93,628)	220,314	2,819,224

The references (a) - (m) identify balance sheet components which are used in the calculation of regulatory capital on page 305.

Basel III implementation and CRD IV
(Unaudited)

In June 2013, the European Commission published the final Regulation and Directive, known collectively as CRD IV, to give effect to the Basel III framework in the EU. This came into effect on 1 January 2014.

In December 2013, the PRA issued its final rules on CRD IV in PS 7/13, which transposes the various areas of national discretion within the final CRD IV legislation in the UK. Despite these final PRA rules further
PRA consultations are due in 2014 for CRD IV capital buffers and Pillar 2.

In addition, many technical standards and guidelines have been issued by the EBA in draft form for consultation or are pending publication in 2014. These must be adopted by the European Commission to become legally enforceable, which provides further uncertainty as to the capital requirements under CRD IV.

Following publication of the final CRD IV rules and UK national discretions, in order to provide transparency to the way we manage our transition to Basel III under CRD IV, we set out information for investors on the estimated effects of these rules on our CET1 capital position in the table on page 310.

This is supplemented by a table on page 311 which presents a reconciliation of our reported core tier 1 capital and RWAs to our estimated CET1 end point capital and estimated RWAs at 31 December 2013. The position at
        31 December 2013 is compared with that at 31 December 2012, where the estimated effect was based on the earlier July 2011 draft CRD IV text. The capital position is presented on an end-point definition of CET1 capital, applying all deductions and regulatory adjustments to CET1 capital in full, as they would apply at the end of the transitional period.

The tables quantify the capital and RWA impacts currently known and are based on our interpretation of the final CRD IV regulation and final rules issued by PRA, as supplemented by regulatory guidance.

The effects of draft EBA standards are not captured in our numbers. These could have additional, potentially significant effects on our capital position and RWAs.

For the detailed basis of preparation, see the Appendix to Capital, page 324.

Composition of regulatory capital on an estimated CRD IV end point basis and Year 1 transitional basis
(Unaudited)

At 31 December
2013
US$m

Shareholders' equity...........................................................................................................................................	164,057
Shareholders' equity per balance sheet6...........................................................................................................	181,871
Foreseeable interim dividend ..........................................................................................................................	(3,005)
Preference share premium .............................................................................................................................	(1,405)
Other equity instruments ...............................................................................................................................	(5,851)
Deconsolidation of special purpose entities7 ..................................................................................................	(1,166)
Deconsolidation of insurance entities .............................................................................................................	(6,387)

Non-controlling interests ..................................................................................................................................	3,644
Non-controlling interests per balance sheet ...................................................................................................	8,588
Preference share non-controlling interests .....................................................................................................	(2,388)
Non-controlling interests transferred to tier 2 capital ....................................................................................	(488)
Non-controlling interests in deconsolidated subsidiaries ..................................................................................	(757)
Surplus non-controlling interest disallowed in CET1 .....................................................................................	(1,311)

Regulatory adjustments to the accounting basis ..................................................................................................	782
Own credit spread11 ........................................................................................................................................	1,112
Debit valuation adjustment ............................................................................................................................	(451)
Cash flow hedging reserve ..............................................................................................................................	121

Deductions ........................................................................................................................................................	(35,969)
Goodwill and intangible assets ........................................................................................................................	(24,899)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences) ..............................................................................................................................	(680)
Defined benefit pension fund assets ................................................................................................................	(1,731)
Additional valuation adjustment (referred to as PVA) ....................................................................................	(2,006)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock) .................................................................................	(677)
Excess of expected losses over impairment allowances ..................................................................................	(5,976)

Common equity tier 1 capital ......................................................................................................................	132,514

Transitional adjustment: ....................................................................................................................................	(1,281)
Unrealised gains arising from revaluation of property ....................................................................................	(1,281)

Common equity tier 1 capital on year 1 transitional basis.......................................................................	131,233

For footnotes, see page 318.

Whilst CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. This results in a cost to our transitional CET1 ratio, corresponding to the treatment of unrealised gains on investment property, which are only capable of being recognised in CET1 capital from 1
        January 2015.

For tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions. The effect of these adjustments will be phased in at 20%
     per annum from 1 January 2014 to 1 January 2018.

Furthermore, non-CRD IV compliant additional tier 1 and tier 2 instruments benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually, following an initial 20% on 1 January 2014, until they are fully phased out by 1 January 2022.

Under CRD IV, banks should maintain a Pillar 1 tier 1 buffer of 1.5% of RWAs and a tier 2 buffer of 2.0% of RWAs. Going forward, as the grandfathering provisions fall away, we intend to meet these buffers in an economic manner by issuing non-equity capital as necessary. At 31 December 2013, the Group had US$11.7bn of CRD IV compliant, non-equity capital instruments and US$37.8bn of non-equity capital instruments qualifying as eligible capital under CRD IV by virtue of application of the grandfathering provisions, after applying the 20% reduction outlined above.

For a full disclosure of the CET1, tier 1 and total capital position on a 'transitional basis' at 31 December 2013, see Appendix III of the Pillar 3 Disclosures 2013 report.

Reconciliation of current rules to CRD IV end point rules
(Unaudited)

	Final text At 31 December 2013		July 2011 text1 At 31 December 2012
	RWAs US$m	Capital US$m	RWAs US$m	Capital US$m

Reported core tier 1 capital under the current regime .............................		149,051		138,789

Regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment
Foreseeable interim dividend ...............................................................		(3,005)		-
Deconsolidation of insurance undertakings in reserves ........................		(6,387)		-
Surplus non-controlling interest disallowed in CET1 ...........................		(1,311)		(2,299)
Debit valuation adjustment .................................................................		(451)		(372)
Own credit spread on trading liabilities ................................................		75		-
Removal of filters under current regime:
- unrealised losses on available-for-sale debt securities .......................		(2,595)		(1,223)
- unrealised gains on available-for-sale equities...................................		1,474		2,088
- reserves arising from revaluation of property .................................		1,281		1,202
Deferred tax liabilities on intangibles ..................................................		299		267
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences) ...............................................		(680)		(456)
Defined benefit pension fund liabilities ...............................................		(1,213)		(1,596)
Additional valuation adjustment (referred to as PVA) .........................		(2,006)		(1,720)
Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock) .............................................................................		(677)		(1,322)
Excess of expected losses over impairment allowances deducted 100% from CET1 ............................................................		(2,874)		(3,084)
Removal of 50% of tax credit adjustment for expected losses .............		(151)		(111)
Securitisations positions risk-weighted under CRD IV ..........................		1,684		1,776
Deductions under threshold approach
Amount exceeding the 10% threshold:
- significant investments in CET1 capital of banks, financial institutions and insurance ............................................................		-		(6,097)
Amount in aggregate exceeding the 15% threshold:
- significant investments in CET1 capital of banks, financial institutions and insurance ............................................................		-		(2,029)
- deferred tax assets ......................................................................		-		(1,310)

Estimated CET1 capital under CRD IV .............................................		132,514		122,503

Reported total RWAs .............................................................................	1,092,653		1,123,943

Changes to capital requirements introduced by CRD IV
Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight .......................................................................	38,713		45,940
Credit valuation adjustment ................................................................	30,726		60,360
Securitisation positions and free deliveries risk-weighted under CRD IV ...........................................................................................................	42,288		44,513
Other movements ..............................................................................	10,559		17,099

Estimated total RWAs under CRD IV ..............................................	1,214,939		1,291,855

Estimated CET1 ratio ..........................................................................		10.9%		9.5%

Estimated regulatory impact of management actions
Management actions completed in 2013:
Dilution of our shareholding in Industrial Bank and the subsequent change in accounting treatment ......................................................			(38,880)	(2,150)
Completion of the second tranche of the disposal of Ping An ............			3,522	9,393

Estimated total after management actions completed in 2013 ...............			1,256,497	129,746

Estimated CET1 ratio after management actions completed in 2013 ...............................................................................................................				10.3%

For footnote, see page 318.

The main effect of the CRD IV final rules compared with those at 31 December 2012, when the estimated impact was based on the earlier July 2011 draft text, is detailed below.

To effect the deduction of significant investments in insurance companies from CET1, consistent with the treatment in our Interim Report 2013, we have removed from the Group consolidated reserves the contribution of our insurance business and calculated the amount of the insurance holding deduction, subject to threshold calculations, at cost. The regulatory treatment of insurance holdings was clarified in the final PRA rules set out in PS
        7/13. The change in treatment had a negative capital impact of US$6.4bn on our reserves and resulted in the value of our 'significant investments in CET1 capital of banks, financial institutions and insurance' falling below the threshold amounts for deduction.

The estimated amount of capital deduction for non-significant (or 'immaterial') holdings of financial sector entities has changed upon finalisation of the CRD IV text.

At 31 December 2012, we quantified the effect of management actions estimated to be necessary to negate a capital deduction against this item. This followed an interpretation of the draft July 2011 CRD IV text around the restriction in the rules for netting of long and short positions held in the trading book, whereby the maturity of the short position has to match the maturity of the long position, or have a residual maturity of no less than a year.

For our interim results, following confirmation of the legislation, we changed the basis of presentation of the CRD IV estimated capital position, to reflect further regulatory clarification and the anticipated impact of management actions that while contemplated at that time, could not be concluded ahead of final rules. Consequently, the presentation of the capital position at 31 December 2012 was changed to take into account the effect of those management actions on immaterial holdings.

At 31 December 2013, following evolving regulatory discussions, as well as systems enhancements, we have been able to more effectively match our long and short positions under one year maturity. In addition, we have now executed selected management actions to optimise our maturity profile and make best use of matching opportunities. These measures have brought our net long position below the deduction threshold.

The EBA's publication of their final draft regulatory technical standards ('RTS') on 'Own Funds - Part III' on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities.
     The draft contains significant change from the initial consultation and is still due for consideration and adoption by the European Commission. We are monitoring developments and depending upon the final standard we will consider the effect, together with any further management actions.

Our CET1 capital ratio at 31 December 2013 was reduced by US$3bn to reflect our prospective fourth interim dividend declared, net of projected scrip dividend, which will be paid in 2014. This represents a change in our basis of preparation to reflect CRD IV final rules.

A notable change compared with our 31 December 2012 estimates relates to the CVA risk capital charge, which decreased to US$30.7bn, mainly as a result of the introduction of exemptions under the final CRD IV rules.

Other movements in our RWAs include residual credit risk items following the finalisation of the rules and their respective systems implementation. The latter will continue as future regulatory proposals are published in finalised form.

For a detailed description of the items above, see the Appendix to Capital, page 324.

Leverage ratio
(Unaudited)

The leverage ratio was introduced into the Basel III framework as a non-risk-based backstop limit, to supplement risk-based capital requirements. It aims to constrain the build-up of excess leverage in the banking sector, introducing additional safeguards against model risk and measurement errors. The ratio is a volume-based measure calculated as Basel III tier 1 capital divided by total on- and off-balance sheet exposures.

Basel III provides for a transitional period for the introduction of this ratio, comprising a supervisory monitoring period that started in 2011 and a parallel run period from January 2013 to January 2017. The parallel run will be used to assess whether the proposed minimum ratio of 3% is appropriate, with a view to migrating to a Pillar 1 requirement from 1 January 2018.

In November 2013, the PRA issued a supervisory statement on leverage and capital ratios which requires major UK banks from 1 January 2014 to meet a 3% CRD IV end point tier 1 leverage ratio but after taking deductions to reflect the FPC's assessment of expected future losses, future costs of conduct redress and adjusting for a more prudent calculation of risk weights, as published previously in June 2013.

In January 2014, the Basel Committee published its finalised leverage ratio framework, along with the public disclosure requirements applicable from 1 January 2015. Under CRD IV, the final calibration and legislative proposals are expected to be determined following a review of the revised Basel proposals and the basis of the EBA's assessment of the impact and effectiveness of the leverage ratio during a monitoring period from 1 January 2014 until 30 June 2016.

Monitoring leverage has been part of HSBC's regulatory reporting since December 2010. From the 2012 year end, ahead of the Basel III disclosure timeline, UK banks were required by the PRA to disclose an estimated leverage ratio at year-end and mid-year, using a hybrid of Basel III and CRD IV rules.

In January 2014, the PRA issued a letter to major UK banks setting out the approach to be taken for calculating the leverage ratio for year-end 2013 Pillar 3 disclosures. This confirmed that the calculation of the leverage ratio is conceptually unchanged and will continue to be based on a hybrid of Basel III and CRD IV basis. The numerator is now calculated using the final CRD IV end point tier 1 (rather than draft) capital definition. The calculation of the exposure measure will continue to be based on the December 2010 Basel III text.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee's final proposals on the Basel III leverage ratio. However, the CRD IV basis is expected to be aligned to Basel during 2014.

For a detailed basis of preparation of the leverage ratio, see the Appendix to Capital, page 328.

Estimated leverage ratio
(Unaudited)

PRA- prescribed basis
US$bn
At 31 December 2013
Total assets per financial balance sheet .............................................................................................................	2,671

Adjustment to reverse netting of loans and deposits allowable under IFRS ..........................................................	93

Reversal of the accounting values:	(482)
Derivatives ....................................................................................................................................................	(282)
Repurchase agreement and Securities finance .................................................................................................	(200)

Replaced with regulatory values:	386
Derivatives ....................................................................................................................................................	239
Repurchase agreement and Securities finance .................................................................................................	147

Addition of off balance sheet commitments and guarantees:	388
Guarantees and contingent liabilities ..............................................................................................................	85
Commitments ................................................................................................................................................	295
Other .............................................................................................................................................................	8

Exclusion of items already deducted from the capital measure ...........................................................................	(28)

Exposure measure after regulatory adjustments .......................................................................................	3,028

Tier 1 capital under CRD IV (end point) ............................................................................................................	133

Estimated leverage ratio (end point) ...........................................................................................................	4.4%

Tier 1 capital under CRD IV (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed) ................................................................................................	149

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed) ......................................................................................	4.9%

At 31 December 2012
Estimated leverage ratio (end point) ..................................................................................................................	4.2%

Estimated leverage ratio (including instruments that will be ineligible for inclusion after Basel III transitional period has fully elapsed) ................................................................................................	4.8%

Future developments
(Unaudited)

UK regulatory update

The UK financial services regulatory structure has undergone substantial reform following the abolition of the FSA and the establishment of three new regulatory bodies on 1 April 2013. These three bodies comprise the FPC, a committee of the Bank of England, the PRA, a subsidiary of the Bank of England and the Financial Conduct Authority ('FCA').

The PRA and the FCA are the supervisors inheriting the majority of the FSA's functions. The FPC is responsible for macro-prudential supervision, focusing on systemic risk that may affect the UK's financial stability.

UK authorities have a number of areas of ongoing regulatory focus. A common theme is the ability of banks' internal models to adequately capture the risk of the portfolio.

During 2013, the PRA proposed a wholesale loss given default ('LGD') and exposure at default ('EAD') framework to UK banks that includes the treatment of low-default portfolios. This imposed LGD and EAD floors based on the foundation approach in the case of portfolios with data quality shortcomings and also those with fewer than 20 events of default per country.

In December 2013, the PRA concluded its review of HSBC and confirmed that the floors should be implemented across a range of portfolios by the end of March 2014. Work is underway to implement the change, which is currently estimated to have a negative impact on our CET1 ratio in the range of 25bps to 35bps.

In December 2013, the PRA issued its Supervisory Statement SS13/13 in relation to Market Risk. This requires firms to identify risks not adequately captured by models and to hold additional funds against those under its
Risks not in VaR ('RNIV') framework. In assessing these risks, no offsetting or diversification will be allowed across risk factors. To align with this, we are currently reviewing and revising our methodology.

In July 2013, the EBA published a consultation paper on prudent valuation together with a Quantitative Impact Study. We await the outcome of the EBA consultation process and the finalised standard during 2014.

Systemically important banks

In parallel with the Basel III proposals, the Basel Committee issued a consultative document in July 2011, 'Global systemically important banks: assessment methodology and the additional loss absorbency requirement'. In
November 2011, it published its rules and the Financial Stability Board ('FSB') issued the initial list of global systemically important banks ('G-SIB's). This list, which includes HSBC and 28 other major banks from around the world, will be re-assessed periodically through annual re-scoring of the individual banks and a triennial review of the methodology.

The banks included in the list, depending on their relative ranking, will be required to hold a buffer in the form of CET1 capital on a scale between 1% and 2.5%.The requirements, initially for those banks identified as G-SIBs in
November 2014, on the basis of end-2013 data, are envisaged to be phased in from 1 January 2016, becoming fully effective on 1 January 2019. However, national regulators have discretion to introduce higher thresholds than the minima.

In July 2013, the Basel Committee issued updated final rules, 'Global systemically important banks: updated assessment methodology and the additional loss absorbency requirement'. Based on this, in November 2013 the FSB and the Basel Committee updated the list of G-SIBs, using end-2012 data. One more institution was added to the list of 28 banking groups identified as G-SIBs in 2012, increasing the overall number to 29. The add-on of 2.5%
previously assigned to HSBC was left unchanged.

The EBA is currently consulting on the implementation of the Basel methodology within the EU.

Regulatory capital buffers

CRD IV, in addition to giving effect to the Basel Committee's surcharge for G-SIBs in the form of a global systemically important institutions buffer ('G-SIIB'), establishes a number of additional capital buffers, to be met by CET1 capital, broadly aligned with the Basel III framework. CRD IV contemplates that these will be phased in from 1 January 2016, subject to national discretion.

These new capital requirements include a capital conservation buffer designed to ensure banks build up capital outside periods of stress that can be drawn down when losses are incurred, set at 2.5% of RWAs.

Additionally, CRD IV sets out a systemic risk buffer ('SRB') for the financial sector as a whole, or one or more sub-sectors, to be deployed as necessary by each EU member state with a view to mitigate structural macro-
prudential risk. It is expected that, if such a risk was found to be prevalent, the SRB would be set at a minimum of 1% of the exposures to which it would apply. This is not restricted to exposures within the member state itself.
To the extent it would apply at a global level, it is expected that the higher of the G-SIIB and the SRB would apply.

To implement the CRD IV capital buffers in the UK, in August 2013 the PRA issued a consultation proposing changes to the Pillar 2 framework and explaining its interaction with the buffers. Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of individual capital guidance under Pillar 2A. This is currently met by total capital, and in accordance with PS 7/13, is now to be met 56% by CET1 from 1 January 2015.

The PRA also proposed to introduce a PRA buffer, to replace the current capital planning add-on (known as Pillar 2B), also to be held in the form of CET1 capital.

The PRA buffer is intended to be calculated independently and then compared to the extent to which other CRD IV buffers may already cover the same risks. Depending upon the business undertaken by an individual firm, the PRA has stated its expectation that the capital conservation buffer and relevant systemic buffers should serve a similar purpose to the PRA buffer and therefore be deducted from it.

In PS 7/13, the PRA delayed the publication of the remaining rules on capital buffers, pending confirmation from HM Treasury of the UK authority responsible for setting the systemic buffers. The designated UK authority will have the discretion to set the precise buffer rates above the CRD IV minima and to accelerate the timetable for their implementation.

CRD IV also contemplates a cyclical buffer in line with Basel III, in the form of an institution-specific countercyclical capital buffer ('CCB'), to protect against future losses where unsustainable levels of leverage, debt or credit growth pose a systemic threat. Should a CCB be required, it is expected to be set in the range of 0-2.5%, whereby the rate shall consist of the weighted average of the CCB rates that apply in the jurisdictions where relevant exposures are located.

In January 2014, the FPC issued a policy statement on its powers to supplement capital requirements, through use of the CCB and the Sectoral Capital Requirements ('SCR') tools. The CCB allows the FPC to raise capital requirements above the micro-prudential level for all exposures to borrowers in the UK. The SCR is a more targeted tool which allows the FPC to increase capital requirements above minimum regulatory standards for exposures to three broad sectors judged to pose a risk to the stability of the financial system as a whole: residential and commercial property; and other parts of the financial sector, potentially on a global basis.

In October 2013, the Bank of England published a discussion paper 'A framework for stress testing the UK banking system'. The framework replaces the current stress testing for the capital planning buffer with annual concurrent stress tests, the results of which are expected to inform the setting of the PRA buffer, the CCB, sectoral capital requirements and other FPC recommendations to the PRA. The PRA is expected to further consult on Pillar 2, the transition to the PRA buffer and the relationship between the PRA buffer and the stress testing exercise in 2014.

Until outstanding consultations are published and guidance issued, there remains uncertainty as to the interaction between these buffers, the exact buffer rate requirements and the ultimate capital impact.

For a high-level representation of the proposed buffers under the new regime, see figure below.

Potential effect of regulatory proposals on HSBC's capital requirements

Given the developments outlined above, it remains uncertain what HSBC's final capital requirement will be. However, elements of the capital requirements that are known to date are as follows:

%
Minimum CET112 .................................	4.5
Capital conservation buffer12 ................	2.5
G-SIIB buffer (to be phased in up to 2019)13.........................................	2.5

For footnotes, see page 318.

In December 2011, against the backdrop of eurozone instability, the EBA recommended that banks aim to reach a 9% EBA-defined core tier 1 ratio by the end of June 2012. In July 2013, the EBA replaced the 2011 recapitalisation recommendation with a new measure on capital preservation. This equates for HSBC to US$104bn, compared with actual core tier 1 capital held of US$141bn at 30 June 2013. To monitor this, banks submitted additional reporting and capital plans in November 2013 to demonstrate that appropriate levels of capital are being preserved. The EBA indicated they will review this recommendation by December 2014.

RWA integrity

In July 2013, the Basel Committee published its findings on the 'Analysis of risk-weighted assets for credit risk in the banking book', reporting that while the majority of RWA variability arises from the underlying credit quality of a portfolio, differences also arise from banks' choices under the IRB approach. One of its recommendations to counteract this variance was the introduction of new or increased capital floors.

In parallel with the above and as part of the review of the Basel capital framework, also in July 2013, the Basel Committee published a discussion paper on its findings, 'The regulatory framework: balancing risk sensitivity, simplicity and comparability'. The Basel Committee proposed that a range of measures should be considered, including the possibility of additional floors, as a potential tool to constrain the effect of variation in RWAs derived from internal model outputs, to provide further comfort that banks' risks are adequately capitalised and to make capital ratios more comparable.

In November 2013, the FPC postponed a decision on whether to propose parallel RWA disclosures by UK banks on the Basel standardised approach, pending further assessment by the PRA of the merits, cost and benefits of such a proposition.

In December 2013, the EBA published the final results of its investigation into RWAs in the banking book, aimed at identifying any material difference in RWA outcomes between banks and understanding the sources of such differences. The report concluded that differences in implementation of the IRB approach were linked to differences in practice on the part of both supervisors and banks.

The EBA set out a number of policy recommendations to address its findings. These include enhancing the disclosure and transparency of RWA-related information, supporting supervisors in properly implementing the single rulebook with the delivery of existing mandates set out in CRD IV and developing additional guidance that specifically addresses and facilitates consistency in supervisory and bank practice.

We are reviewing these proposals and aim to further develop the measures that have already been taken to support and provide transparency to our metrics, such as RWA flow analysis (on pages 302 and
303) and RWA density analysis (on page 36 of the Pillar 3 Disclosures 2013 report), which reflects our compliance with the EDTF framework.

Structural banking reform

The Independent Commission on Banking ('ICB') published its final report in September 2011 and the UK government expressed broad approval for the principle of establishing a ring-fenced bank for retail banking activities and greater loss absorbing capacity.

In December 2013, the UK's Financial Services (Banking Reform) Act 2013 received Royal Assent, becoming primary legislation. It implements the recommendations of the ICB and of the Parliamentary Commission on Banking
Standards, which inter alia establish a framework for 'ring-fencing' the UK retail banking from trading activities, and sets out requirements for loss absorbency in the form of equity capital and loss absorbing debt. The PRA, subject to the approval of HM Treasury, is empowered to require banking groups to restructure their operations if it considers that the operation of the ring-fence in a group is proving to be ineffective. The exercise of these powers may lead to groups being required to split their retail and investment banking operations into separate corporate groups. A consultation has also taken place on draft secondary legislation setting out further details but the underlying rules from supervisory authorities are not yet available.

The UK Financial Services (Banking Reform) Act 2013 also creates a 'bail-in' mechanism as an additional resolution tool alongside existing options to transfer all or part of the bank to a private sector purchaser, to transfer parts of the bank to a new 'bridge' bank which is later sold or takes the bank into temporary public sector ownership. In a 'bail-in', shareholders and creditors in the bank have their investments written down in value or converted into new interests (such as new shares) without the bank being placed in liquidation. This allows the bank to continue to provide its core banking services without interruption and ensures that the solvency of the bank is addressed without taxpayer support, while also allowing the Bank of England to provide temporary funding to this newly solvent bank. Certain liabilities such as deposits protected by the Financial Services
Compensation Scheme are excluded from bail-in. It is intended that these bail-in provisions will be consistent with the European Recovery and Resolution Directive once it comes into force.

The UK government intends to complete the legislative process by the end of this Parliament in May 2015 and to have reforms in place by 2019.

In February 2012, the European Commission appointed a High Level Expert Group under the Governor of the Bank of Finland, Erkki Liikanen,

to consider potential structural changes in banks within the EU. The group recommended, inter alia, the ring-fencing of certain market-making and trading activities from the deposit-taking and retail payments activities of major banks and possible amendments to the use of bail-in instruments as a resolution tool, as well as a number of other comments.

In January 2014, following a consultation period, the European Commission published its own legislative proposals on the structural reform of the European banking sector which would prohibit proprietary trading in financial instruments and commodities, and enable supervisors to require trading activities such as market-making, complex derivatives and securitisation operations to be undertaken in a separate subsidiary from deposit taking activities.

The ring-fenced deposit taking entity would be subject to separation from the trading entity including capital and management structures, issuance of own debt and arms-length transactions between entities.

The proposals allow for derogation from these requirements for super-equivalent national regimes. On the current basis, it is understood that non-EU subsidiaries of the Group which could be separately resolved without a threat to the financial stability of the EU would be excluded from the proposals.

The proposals will now be subject to discussion in the European Parliament and the Council of Ministers (representing the EU member states) and are not expected to be finalised in 2014. The implementation date for any separation under the final rules would depend upon the date on which the final legislation is agreed. The relationship between the UK, French, German and any EU proposals has still to be clarified (as does the interactivity between any of these proposals and the US Volcker Rule), although the G20 has asked the FSB, in collaboration with the IMF and OECD, to assess the cross-border consistency and global financial stability implications of structural measures, to be completed by the end of 2014.

Footnotes to Capital

  1 The basis of preparation for the calculation of the CET1 ratio is detailed on page 324. The CET1 ratio presented for 31 December 2012 has changed from the presentation in the Annual Report and Accounts 2012 and is shown post anticipated management actions to mitigate capital deductions for non-significant holdings of financial sector entities, consistent with the Interim Report 2013. Selected management actions have since been undertaken.
  2 The value represents marked-to-market method only.
  3 Operational risk RWAs, under the standardised approach, are calculated using an average of the last three years' revenues. For business disposals, the operational risk RWAs are not removed immediately on disposal, but diminish over a period of time. The RWAs for the CRS business represent the remaining operational risk RWAs for the business.
  4 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
  5 There has been a change to the calculation of the key drivers of RWA movements in 2013, which is now performed at a more granular level to include global businesses. See page 322 for the basis of preparation and supporting notes.
  6 Includes externally verified profits for the year ended 31 December 2013.
  7 Mainly comprises unrealised gains/losses on available-for-sale debt securities related to SPEs.
  8 Under PRA rules, unrealised gains/losses on debt securities net of tax must be excluded from capital resources.
  9 Under PRA rules, any defined benefit asset is derecognised and a defined benefit liability may be substituted with the additional funding that will be paid into the relevant schemes over the following five-year period.
10 Mainly comprise investments in insurance entities. Due to the expiry of the transitional provision, with effect from 1 January 2013, material insurance holding companies acquired prior to 20 July 2006 are deducted
50% from tier 1 and 50% from total capital at 31 December 2013.
11 Includes own credit spread on trading liabilities.
12 In November 2013, the PRA published its expectations that from 1 January 2014, capital resources should be held equivalent to at least 7% of risk-weighted assets using a Basel III end point definition of CET1 but after taking into account any adjustments set by the PRA to reflect the FPC's capital shortfall exercise recommendations. We assume but it has not yet been confirmed that the 7% equates to the 4.5% minimum CET1and the 2.5% capital conservation buffer requirements.
13 The systemic buffers are still pending transposition in the UK.

Appendix to Capital Capital management, capital measurement and RWA movement

Capital management
(Audited)

Approach and policy

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment in which we operate. Pre-tax return on risk-weighted assets ('RoRWA') is an operational metric by which the global businesses are managed on a day-to-day basis. The metric combines return on equity and regulatory capital efficiency objectives. It is our objective to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our six filters framework, exceeding both consolidated and local regulatory capital requirements at all times.

Our policy on capital management is underpinned by a capital management framework which enables us to manage our capital in a consistent manner. The framework, which is approved by the GMB annually, incorporates a number of different capital measures including market capitalisation, invested capital, economic capital and regulatory capital. Whilst also monitoring capital at a Group level on a Basel II basis, we set our internal target on an end point Basel III CET1 basis.

Capital measures

•  market capitalisation is the stock market value of HSBC;

•  invested capital is the equity capital invested in HSBC by our shareholders, adjusted for certain reserves and goodwill previously amortised or written off;

•  economic capital is the internally calculated capital requirement which we deem necessary to support the risks to which we are exposed; and

•  regulatory capital is the capital which we are required to hold in accordance with the rules established by the PRA for the consolidated Group and by our local regulators for individual Group companies.

Our assessment of capital adequacy is aligned to our assessment of risks, including: credit, market, operational, interest rate risk in the banking book, pension fund, insurance, structural foreign exchange risk and residual risks.

Stress testing

In addition to our internal stress tests, the Group is subject to supervisory stress testing in many jurisdictions. Supervisory requirements are increasing in frequency and in the granularity with which the results are required.
These exercises include the programmes of the PRA, the Federal Reserve Board, The EBA, the ECB and the Hong Kong Monetary Authority, as well as stress tests undertaken in many other jurisdictions. We take into account the results of all such regulatory stress testing when assessing our internal capital requirements.

Risks to capital

Outside the stress-testing framework, a list of top and emerging risks is regularly evaluated for their effect on both the core tier 1 and CET1 capital ratios. In addition, other risks may be identified which have the potential to affect our RWAs and/or capital position. These risks are also included in the evaluation of risks to capital. The downside or upside scenarios are assessed against our capital management objectives and mitigating actions are assigned as necessary. The responsibility for global capital allocation principles and decisions rests with the GMB. Through our internal governance processes, we seek to maintain discipline over our investment and capital allocation decisions and seek to ensure that returns on investment are adequate after taking into account capital costs. Our strategy is to allocate capital to businesses and entities on the basis of their ability to achieve established RoRWA objectives and their regulatory and economic capital requirements.

Risk-weighted asset targets

RWA targets for our global businesses are established in accordance with the Group's strategic direction and risk appetite, and approved through the Group's annual planning process. As these targets are deployed to lower levels of management, action plans for implementation are developed. These may include growth strategies; active portfolio management; restructuring; business and/or customer-level reviews; RWA efficiency and optimisation initiatives and

risk-mitigation. Our capital management process is articulated in the annual Group capital plan which is approved by the Board.

Business performance against RWA targets is monitored through regular reporting to the Group ALCO. The management of capital deductions is also addressed in the RWA monitoring framework through additional notional charges for these items.

Analysis is undertaken in the RWA monitoring framework to identify the key drivers of movements in the position, such as book size and book quality. Particular attention is paid to identifying and segmenting items within the day-to-day control of the business and those items that are driven by changes in risk models or regulatory methodology.

Capital generation

HSBC Holdings is the primary provider of equity capital to its subsidiaries and also provides them with non-equity capital where necessary. These investments are substantially funded by HSBC Holdings' own capital issuance and profit retention. As part of its capital management process, HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investment in subsidiaries.

Capital measurement and allocation
(Unaudited)

The PRA supervises HSBC on a consolidated basis and therefore receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In 2013, we calculated capital at a Group level using the Basel II framework as amended for CRD III, commonly known as Basel 2.5, and on an end point Basel III basis.

Our policy and practice in capital measurement and allocation at Group level is underpinned by the Basel II rules and Basel III rules. However, local regulators are at different stages of implementation. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

Basel II is structured around three 'pillars': minimum capital requirements, supervisory review process and market discipline. The CRD implemented Basel II in the EU and, in the UK, the predecessor to the PRA then gave effect to the CRD by including the latter's requirements in its own rulebooks.

Regulatory capital

For regulatory purposes, our capital base is divided into three main categories, namely core tier 1, other tier 1 and tier 2, depending on the degree of permanency and loss absorbency exhibited.

•     core tier 1 capital comprises shareholders' equity and related non-controlling interests. The book values of goodwill and intangible assets are deducted from core tier 1 capital and other regulatory adjustments are made for items reflected in shareholders' equity which are treated differently for the purposes of capital adequacy;

•     qualifying capital instruments such as non-cumulative perpetual preference shares and hybrid capital securities are included in other tier 1 capital; and

•     tier 2 capital comprises qualifying subordinated loan capital, related non-controlling interests, allowable collective impairment allowances and unrealised gains arising on the fair valuation of equity instruments held as available for sale. Tier 2 capital also includes reserves arising from the revaluation of properties.

To ensure the overall quality of the capital base, the PRA's rules set restrictions on the amount of hybrid capital instruments that can be included in tier 1 capital relative to core tier 1 capital, and limits overall tier 2 capital to no more than tier 1 capital.

Pillar 1 capital requirements

Pillar 1 covers the capital resources requirements for credit risk, market risk and operational risk. Credit risk includes counterparty credit risk and securitisation requirements. These requirements are expressed in terms of
RWAs.

Credit risk capital requirements

Basel II applies three approaches of increasing sophistication to the calculation of Pillar 1 credit risk capital requirements. The most basic, the standardised approach, requires banks to use external credit ratings to determine the risk weightings applied to rated counterparties. Other counterparties are grouped into broad categories and standardised risk weightings are applied to these categories. The next level, the internal ratings-based ('IRB')
foundation approach, allows banks to calculate their credit risk capital requirements on the basis of their internal assessment of a counterparty's probability of default ('PD'), but their estimates of exposure at default ('EAD')
and loss given default ('LGD') are subject to standard supervisory parameters. Finally, the IRB advanced approach allows banks to use their own internal assessment in both determining PD and quantifying EAD and LGD.

The capital resources requirement, which is intended to cover unexpected losses, is derived from a formula specified in the regulatory rules which incorporates PD, LGD, EAD and other variables such as maturity and correlation. Expected losses under the IRB approaches are calculated by multiplying PD by EAD and LGD. Expected losses are deducted from capital to the extent that they exceed total accounting impairment allowances.

For credit risk we have adopted the IRB advanced approach for the majority of our portfolios, with the remainder on either IRB foundation or standardised approaches.

Under our Basel II rollout plans, a number of our Group companies and portfolios are in transition to advanced IRB approaches. At the end of 2013, the majority of our portfolios in Europe, Hong Kong, Rest of Asia-Pacific and North America were on advanced IRB approaches. Others remain on the standardised or foundation approaches under Basel II, pending definition of local regulations or model approval, or under exemptions from IRB treatment.

•     Counterparty credit risk

CCR arises for OTC derivatives and securities financing transactions. It is calculated in both the trading and non-trading books and is the risk that the counterparty to a transaction may default before completing the satisfactory settlement of the transaction. Three approaches to calculating CCR and determining exposure values are defined by Basel II: standardised, mark-to-market and internal model method. These exposure values are used to determine capital requirements under one of the credit risk approaches: standardised, IRB foundation and IRB advanced.

We use the mark-to-market and internal model method approaches for CCR. Our longer-term aim is to migrate more positions from the mark-to-market to the internal model method approach.

•     Securitisation

Securitisation positions are held in both the trading and non-trading books. For non-trading book securitisation positions, Basel II specifies two methods for calculating credit risk requirements, the standardised and the IRB approaches. Both rely on the mapping of rating agency credit ratings to risk weights, which range from 7% to 1,250%. Positions that would otherwise be weighted at 1,250% are deducted from capital.

Within the IRB approach, we use the ratings-based method for the majority of our non-trading book securitisation positions, and the internal assessment approach for unrated liquidity facilities and programme-wide enhancements for asset-backed securitisations.

The majority of securitisation positions in the trading book are treated for capital purposes as if they are held in the non-trading book under the standardised or IRB approaches. Other traded securitisation positions, known as correlation trading, are treated under an internal model approach approved by the PRA.

Market risk capital requirement

The market risk capital requirement is measured using internal market risk models where approved by the PRA, or the PRA's standard rules. Our internal market risk models comprise VaR, stressed VaR, incremental risk charge and correlation trading under the comprehensive risk measure.

Operational risk capital requirement

Basel II includes a capital requirement for operational risk, again utilising three levels of sophistication. The capital required under the basic indicator approach is a simple percentage of gross revenues, whereas under the standardised approach it is one of three different percentages of total operating income less insurance premiums allocated to each of eight defined business lines. Both these approaches use an average of the last three financial years' revenues.

Finally, the advanced measurement approach uses banks' own statistical analysis and modelling of operational risk data to determine capital requirements. We have adopted the standardised approach in determining our operational risk capital requirements.

Pillar 2 capital requirements

We conduct an Internal Capital Adequacy Assessment Process ('ICAAP') to determine a forward looking assessment of our capital requirements given our business strategy, risk profile, risk appetite and capital plan. This process incorporates the Group's risk management processes and governance framework. A range of stress tests are applied to our base capital plan. These, coupled with our economic capital framework and other risk management practices, are used to assess our internal capital adequacy requirements.

The ICAAP is examined by the PRA as part of its Supervisory Review and Evaluation Process, which occurs periodically to enable the regulator to define the individual capital guidance or minimum capital requirements for
HSBC and capital planning buffer where required.

Pillar 3 disclosure requirements

Pillar 3 of the Basel framework is related to market discipline. It aims to make firms more transparent by requiring them to publish, at least annually, a report giving a comprehensive view of their risk profile including specific, prescribed details of their risks, capital and the management of these. Our Pillar 3 Disclosures 2013 report is published on the HSBC website, www.hsbc.com.

RWA movement by key driver - basis of preparation and supporting notes
(Unaudited)

Credit risk drivers - definitions and quantification

The causal analysis of RWA movements splits the total movement in IRB RWAs into six drivers, described below. The first four relate to specific, identifiable and measurable changes. The remaining two, book size and book quality, are derived after accounting for movements in the first four specific drivers.

1. Foreign exchange movements

This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the HSBC company owning each portfolio and US dollars, being our presentation currency for consolidated reporting. We hedge structural foreign exchange exposures only in limited circumstances. Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the capital ratio of the subsidiary in question.

2. Acquisitions and disposals

This is the movement in RWAs as a result of the disposal or acquisition of business operations. This can be whole businesses or parts of a business. The movement in RWAs is quantified based on the credit risk exposures as at the end of the month preceding a disposal or following an acquisition.

3. Model updates

New/updated models

RWA movements arising from the implementation of new models and from changes to existing parameter models are allocated to this driver. This figure will also include changes which arise following review of modelling assumptions. Where a model recalibration reflects an update to more recent performance data, the resulting RWA changes are not assigned here, but instead reported under book quality.

RWA changes are estimated based on the impact assessments made in the testing phase prior to implementation. These values are used to simulate the impact of new or updated models on the portfolio at the point of implementation, assuming there were no major changes in the portfolio from the testing phase to implementation phase.

Portfolios moving onto IRB approach

Where a portfolio moves from the standardised approach to the IRB approach, the RWA movement by key driver statement shows the increase in IRB RWAs, but does not show the corresponding reduction in standardised approach RWAs as its scope is limited to IRB only.

The movement in RWAs is quantified at the date at which the IRB approach is applied, and not during the testing phase as with a new/updated model.

4. Methodology and policy

Internal regulatory updates

This captures the RWA impact resulting from changing the internal treatment of exposures. This may include, but is not limited to, a portfolio or a part of one moving from an existing IRB model onto a standardised model, identification of netting and credit risk mitigation.

External regulatory updates

This specifies the impact resulting from additional or changing regulatory requirements. This includes, but is not limited to, regulatory-prescribed changes to the RWA calculation. The movement in RWAs is quantified by comparing the RWAs calculated for that portfolio under the old and the new requirements.

5. Book size

RWA movements attributed to this driver are those we would expect to experience for the given movement in exposure, as measured by EAD, assuming a stable risk profile. These RWA movements arise in the normal course of business, such as growth in credit exposures or reduction in book size from run-offs and write-offs.

The RWA movement is quantified as follows:

•     RWA and EAD changes captured in the four drivers above are excluded from the total movements to create an adjusted movement in EAD and RWA for the period.
•     The average RWA to EAD percentage is calculated for the opening position and is applied to the adjusted movement in EAD. This results in an estimated book size RWA movement based on the assumption that the
EAD to RWA percentage is constant throughout the period.

As the calculation relies on averaging, the output is dependent upon the degree of portfolio aggregation and the number of discrete time periods for which the calculation is undertaken. For each quarter of 2013 this calculation was performed for each HSBC company with an IRB portfolio by global businesses, split by the main Basel categories of credit exposures, as described in the table below:

Basel categories of IRB credit exposures within HSBC
Central governments and central banks	Corporate foundation IRB	Qualifying revolving retail exposures
Institutions	Other advanced IRB	Retail SME
Corporate advanced IRB	Retail mortgages	Other retail

The total of the results is shown in book size within the RWA movement by key driver table.

6. Book quality

This represents RWA movements resulting from changes in the underlying credit quality of customers. These are caused by changes to IRB risk parameters which arise from actions such as, but not limited to, model recalibration, change in counterparty external rating, or the influence of new lending on the average quality of the book. The change in RWAs attributable to book quality is calculated as the balance of RWA movements after taking account of all drivers described above.

The RWA movement by key driver statement includes only movements which are calculated under the IRB approach. Certain classes of credit risk exposure are treated as capital deductions and therefore reductions are not shown in this statement. If the treatment of a credit risk exposure changes from RWA to capital deduction in the period, then only the reduction in RWAs would appear in the RWA movement by key driver tables. In this instance, a reduction in RWAs does not necessarily indicate an improvement in the capital position.

Counterparty risk drivers - definitions and quantification

The RWA movement by key driver for counterparty credit risk calculates the credit risk drivers 5 and 6 at a more granular level, by using transaction level details provided by regional sites. 'Foreign exchange movement' is not a reported layer for counterparty risk drivers, as there is cross currency netting across the portfolio.

Market risk drivers - definitions and quantification

The RWA movement by key driver for market risk combines the credit risk drivers 5 and 6 into a single driver called 'Movements in risk levels'. The market risk RWA driver called 'Foreign exchange movements and other'
includes foreign exchange movements and additional items which cannot be reasonably assigned to any of the other drivers.

Basis of preparation of the estimated effect of the CRD IV end point applied to the 31 December 2013 position
(Unaudited)

The table on page 311 presents a reconciliation of our reported core tier 1 and RWA position at 31 December 2013 to the pro forma estimated CET1 and estimated RWAs based on the Group's interpretation of the final CRD IV legislation and final rules issued by the PRA, supplemented by ongoing regulatory guidance, as applicable. At 31 December 2012, we estimated the impact based on the July 2011 draft CRD IV text.

CRD IV was finalised in June 2013 and came into effect on 1 January 2014. The final text of the legislation contains significant provisions for national discretion and in December 2013 the PRA published Policy Statement
PS7/13 containing the final rules and supervisory statements implementing CRD IV in the UK.

Notwithstanding, there remains considerable areas of uncertainty in the legislation, with numerous formal regulatory technical standards ('RTS') and implementing technical standards due for issue by the EBA still to be drafted and finalised by the European Commission, leaving the CRD IV rules subject to significant uncertainty. We have not incorporated the impact of those draft standards in our estimates. Furthermore, PRA consultations on capital buffers and Pillar 2 have been delayed to 2014.

As the transposition of the CRD IV rules in the UK was only published in late December, we are still in the process of upgrading our models and systems used to calculate capital numbers in a CRD IV environment. As a consequence, the estimates include manual adjustments and are subject to change.

Given the above, the final CRD IV impact on the Group's CET1 and RWAs may differ from our current estimates.

The detailed basis of preparation is described below for items that are different from the rules in application as at 31 December 2013 ('Basel II/PRA old regime'). We have also outlined where the basis of preparation has changed from our 31 December 2012 disclosures, principally as a result of publication of PRA's final rules and ongoing regulatory clarification of the rules as understanding evolves.

At 31 December 2013, our estimate of individual non-significant holdings in financial sector entities that are, in aggregate, above 10% of the Group's CET1 capital translates into a net long position amount that is below the threshold for deduction, as a result of management actions executed to optimise our maturity profile and make best use of matching opportunities. Our estimates are based on the CRD IV final rules and ongoing regulatory guidance.

The EBA's publication of their final draft RTS on 'Own Funds - Part III' on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities. The draft contains significant change from initial consultation and still due for consideration and adoption by the European Commission. This is currently under review and depending upon the final standard we will consider what, if any, further management actions will be possible to mitigate any impact.

To effect the deduction of significant investments in insurance companies from CET1, we have removed from the Group consolidated reserves the contribution of our insurance business and calculated the amount of the insurance holding deduction, subject to threshold calculations, at cost. The regulatory treatment of insurance holdings was clarified in the final PRA rules as set out in PS 7/13.

Following regulatory guidance, our CET1 capital ratio as at 31 December 2013 reflects our prospective fourth interim dividend declared, net of projected scrip dividend, which will be paid in 2014. This represents a change in our basis of preparation.

Key regulatory adjustments applied to core tier 1 in respect of amounts subject to CRD IV treatment

Fourth interim dividend: we have deducted the prospective fourth interim dividend from our CET1 capital at 31 December 2013, following our interpretation of the final rules and regulatory clarification. The amount deducted corresponds to the declared dividend, net of the scrip amount estimated based on our historic planning assumptions. This follows CRD IV final rules and represents a change in the basis of preparation compared with 31
December 2012 as well as the current disclosed capital position under Basel II.

Deconsolidation of insurance undertakings in reserves: under the Basel II/PRA old regime, the Group consolidated reserves include the post-acquisition reserves of our unconsolidated insurance businesses, which is then reflected in the value of the Basel II deduction from tier 1 and tier 2 capital. The CRD IV rules do not consider such a treatment. However, the PRA stated in PS 7/13 that the treatment contemplated under the PRA old regime was no longer considered appropriate. In accordance with the PRA's final rules, we have therefore excluded the post-acquisition reserves from our CET1 reserves, leaving the investment to be deducted from CET1 (subject to thresholds) valued at cost.

Investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives, and index stock): the value of our holdings of own CET1 instruments, where it is not already deducted under IFRSs, is deducted from CET1. Under CRD IV, this deduction comprises not only direct but also indirect and synthetic, actual and contingent, banking and trading book gross long positions. Trading book positions are calculated net of short positions only where there is no counterparty credit risk on these short positions (this restriction does not apply to short index positions being offset against other index positions).

The EBA's publication of their final draft RTS on 'Own Funds - Part III' on 13 December 2013 elaborates on the capital calculation of holdings of capital instruments of financial sector entities. The draft contains significant change from initial consultation and still due for consideration and adoption by the European Commission. This is currently under review and may change our estimates. Depending upon the final standard we will consider what, if any, management actions will be possible to mitigate any impact.

Under Basel II/PRA old regime, there is no regulatory adjustment made to the amounts already deducted under IFRS rules.

Surplus non-controlling interest disallowed in CET1: non-controlling interests arising from the issue of common shares by our banking subsidiaries receive limited recognition. The excess over the minimum capital requirements of the relevant subsidiary, calculated on the basis of its local reporting as well as its contribution to the parent consolidated requirements, is not allowable in the Group's CET1 capital to the extent it is attributable to minority shareholders.

The final rules require a calculation of the surplus to be undertaken at the sub-consolidated level for each relevant subsidiary. In addition, the calculation of the minimum requirements of the subsidiary includes any additional capital requirements imposed by the local regulations, to the extent those are to be met by CET1 capital.

Under the Basel II/PRA old regime, there is no regulatory restriction applied to minority interests.

Unrealised gains/(losses) on available-for-sale debt securities: under CRD IV, there is no adjustment to remove from CET1 capital unrealised gains and losses on available-for-sale debt securities. The final CRD IV text includes a national discretion for competent authorities to retain a prudential filter for those unrealised gains or losses on exposures to central governments. In PS 7/13, the PRA clarified that they were unlikely to apply such a filter and as a consequence we have not applied such a filter in our estimates.

Under Basel II, both unrealised gains and losses are removed from capital (net of tax).

Unrealised gains on available-for-sale equities and reserves arising from revaluation of property: there is no adjustment for unrealised gains and losses on reserves arising from the revaluation of property and on available-
for-sale equities. Under the Basel II/PRA old regime, unrealised net gains on these items are included in tier 2 capital (net of deferred tax) and net losses are deducted from tier 1 capital.

Defined benefit pension fund assets and liabilities: in line with the Basel II/PRA old regime, the amount of retirement benefit assets as reported on the balance sheet is to be deducted from CET1. At 31 December 2013, the amount of retirement benefit liabilities as reported on the balance sheet was fully recognised in CET1 rather than being replaced by any commitment funding plans as allowed under the Basel II/PRA old regime.

Excess of expected losses over impairment allowances deducted 100% from CET1: the amount of excess of expected losses over impairment allowances is deducted 100% from CET1. Under the Basel II/PRA old regime, this amount is deducted 50% from core tier 1 and 50% from total capital.

Removal of 50% of tax credit adjustment for expected losses: the amount of expected losses in excess of impairment allowances that is deducted from CET1 capital is not reduced for any related tax effects. Under the
Basel II/PRA old regime, any related tax credit offset is recognised 50% in core tier 1 and 50% in tier 1 capital.

Securitisation positions risk-weighted under CRD IV: securitisation positions that were deducted from core tier 1 under the Basel II/PRA old regime have been included in RWAs at 1,250%.

Deferred tax liabilities on intangibles: the amount of intangible assets deducted from CET1 has been reduced by the related deferred tax liability. Under Basel II, the goodwill and intangible assets are deducted at their accounting value.

Deferred tax assets that rely on future profitability (excluding those arising from temporary differences): the deferred tax assets that rely on future profitability and do not arise from temporary differences are deducted
100% from CET1. The deferred tax assets that rely on future profitability and arise from temporary differences are subject to the separate threshold deduction approach detailed separately. Under Basel II, these items receive a risk weighting of 100%.

Additional valuation adjustment (referred to as prudent valuation adjustment or 'PVA'): under Basel II, banks are required to comply with requirements for prudent and reliable valuation of any balance sheet position measured at market or fair value. Under CRD IV, all assets and derivatives measured at fair value are subject to specified standards for prudent valuation, covering uncertainty around the input factors into the fair value valuation models - namely, uncertainty around the mark-to-market of positions, model risk, valuation of less liquid positions and credit valuation adjustments.

Where the accounting fair value calculated under IFRSs is higher than the valuation amount resulting from the application of the prudential adjustments, this would result in an additional valuation adjustment or PVA deduction from CET1 capital.

Following PRA direction, we have included an estimate of the impact of PVA, on a tax-effected basis, based on our current methodology. However, there is guidance outstanding following ongoing EBA consultation. A new consultation paper was issued by the EBA in July 2013 and a Quantitative Impact Study was launched on 22 July 2013 to assess the effect of the proposals. Further clarity on the requirements following finalisation of the
EBA process and discussions with our regulator could potentially change this figure.

Debit valuation adjustment ('DVA'): the amount of all fair value gains and losses on OTC derivative liabilities that results from changes to our own credit spread are derecognised from CET1.

Individually non-significant holdings in CET1 capital of financial sector entities in aggregate above 10% of HSBC CET1: under CRD IV, the investments in CET1 instruments of financial sector entities, where we have a holding of not more than 10% of the CET1 instruments issued by those entities, are deducted from CET1 to the extent the aggregate amount of such holdings exceeds 10% of our CET1 capital (calculated before any threshold deductions).

At 31 December 2012 we had quantified the effect of management actions estimated to be necessary to negate a capital deduction against this item. This followed an interpretation of the draft July 2011 CRD IV rules around the restriction in the rules for netting of long and short positions held in the trading book, whereby the maturity of the short position has to match the maturity of the long position, or have a residual maturity of no less than a year. Consistent with our interim disclosures, we have changed the basis of presentation of the CRD IV estimated capital position as at 31 December 2012 in the table on page 311 to reflect the effect of the management actions deemed necessary at the time.

At 31 December 2013, following publication of CRD IV and evolving regulatory discussions, as well as systems enhancements, we have been able to more effectively match our long and short positions under one year maturity. In addition, we have now executed selected management actions to optimise our maturity profile and make best use of matching opportunities which bring our net long position below the deduction threshold.

The EBA's publication of their final draft RTS on 'Own Funds - Part III' on 13 December 2013 offers clarification on the extent to which we are required to look through holdings in intermediate entities to identify indirect financial sector exposures. This is currently under review and depending upon the final standard we will consider the impact and what, if any, further management actions will be taken.

Deductions under threshold approach: under CRD IV, where we have a holding of more than 10% of the CET1 instruments issued by banks, financial institutions and insurance entities which is not part of our regulatory consolidation, that holding is subject to a threshold deduction approach. Under the Basel II/PRA old regime, these exposures are deducted 50% from tier 1 capital and 50% from total capital, except for certain insurance holdings that met the requirements under the transitional provision of the current rules and until 31 December 2012 that were allowed to be deducted 100% from total capital.

Deferred tax assets that rely on the future profitability of the bank to be realised and which arise from temporary differences are also subject to this threshold deduction approach. Under the Basel II/PRA old regime, these assets would be subject to 100% risk weighting.

Under CRD IV, the amount of such deferred tax assets and significant investments which individually and in aggregate exceed 10% and 15% respectively of our CET1, are fully deducted from CET1 capital. Amounts falling below the 10% and 15% thresholds are risk-weighted at 250%.

Key changes to capital requirements introduced by CRD IV

Credit valuation adjustment ('CVA') risk: introduced as a new requirement under CRD IV rules, this is a capital charge to cover the risk of mark-to-market losses on expected counterparty risk, and is referred to as a regulatory CVA risk capital charge.

Where we have both specific risk VAR approval and internal model method approval for a product, the CVA VAR approach has been used to calculate the CVA capital charge. Where we do not hold both approvals, the standardised approach has been applied. We have estimated our regulatory CVA risk capital charge calculated on a full range of derivative counterparties on the basis of the final CRD IV text, which exempts from the calculation of the CVA risk capital charge certain corporates, retirement benefits pension funds and specific sovereign bodies.

We have identified the counterparties falling under the corporates exemption in a manner consistent with their categorisation for the purposes of related EU regulation concerning mandatory clearing of derivatives. We have also exempted applicable sovereigns.

At 31 December 2012, we had estimated our regulatory CVA risk capital charge based on the draft July 2011 CRD IV text, without any exemptions.

Amounts in aggregate below 15% threshold and therefore subject to 250% risk weight: as explained above, items that fall under the threshold approach treatment under CRD IV, and which are below the 10% and 15%
thresholds, are risk-weighted at 250%.

Securitisation positions and free deliveries risk-weighted under CRD IV: securitisation positions which were deducted 50% from core tier 1 and 50% from total capital, and free deliveries (i.e., transactions where payment has been made for securities, foreign currencies or commodities, before receiving them, or where these have been delivered before receiving payment) that were deducted from total capital under current rules, are now included in RWAs at 1,250%.

Other movements: includes residual items following the finalisation of the rules and our continued systems implementation of these.

Notable items relate to changes in counterparty credit risk, such as the increase in the asset value correlation multiplier for financial counterparties, additional requirements for collateralised counterparties, margin period of risk and new requirements for exposures to central counterparties.

Similarly for credit risk, this includes key items such as the increase in the multiplier for financial counterparties, the change in the treatment of deferred tax assets and the confirmation of risk weights for immovable property following PRA final rules.

Leverage ratio: basis of preparation
(Unaudited)

The estimated tier 1 capital figure is based on an 'end point Basel III' definition of tier 1 capital applicable from 1 January 2022, applying the final CRD IV rules published in June 2013. We have calculated our tier 1 capital in accordance with the basis of preparation outlined on page 324. We also disclose an estimated leverage ratio which includes, in our tier 1 capital, instruments that will be ineligible for inclusion after the Basel III transitional period has fully elapsed.

The total exposures are calculated according to the December 2010 Basel III rules text, the instructions for the Basel III July 2012 Quantitative Impact Study, its related Frequently Asked Questions and the PRA's guidance on the methodologies used there. They are based on financial accounting rules for on- and off-balance exposures, adjusted as follows:

•     the scope of netting for derivatives and securities financing transactions ('SFTs') is extended to all scenarios where we would recognise a netting agreement for Basel II regulatory purposes, except for cross-product netting which is not permitted. For SFTs, only cash payables and receivables are netted and not securities provided or received;

•     the inclusion of potential future exposure add-ons for both OTC and exchange-traded derivatives;

•     off-balance sheet items are included in full except for commitments that are unconditionally cancellable at any time by HSBC without prior notice, where only 10% of the exposures are included;

•     the exclusion of items deducted from the calculation of end point tier 1 capital; and

•     for investments in banking associates that are equity accounted in the financial accounting consolidation but proportionally consolidated for regulatory purposes, the accounting treatment is used.

It should be noted that this PRA-prescribed basis for disclosing the leverage ratio is not at this time aligned with the November 2013 supervisory statement, the CRD IV final rules or the Basel Committee's final proposals on the Basel III leverage ratio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 25 March 2014